State of Delaware
Secretary of State
Division of Corporations
Delivered 10:56 AM 08/26/2026
FILED 10:56 AM 08/26/2026
SR 20264199625 - File Number 4089241

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF
VERI MEDTECH HOLDINGS, INC.

The corporation organized and existing under the General Corporation Law of the State of Delaware hereby certifies as follows:

1. The name of the Corporation is **Veri Medtech Holdings, Inc.**

2. The Certificate of Incorporation of the Corporation is hereby amended by changing Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows: **Capitalization (a)** The aggregate number of shares that the Corporation shall have the authority to issue is 105,000,000 shares of capital stock, of which: (i) 100,000,000 shares shall be of a class of Common Stock, par value $0.0001 per share (the "Common Stock"); and, upon the market effective date established by the Financial Industry Regulatory Authority ("FINRA") for the reverse stock split contemplated hereby (the "Effective Time"), each one (1) share of the Corporation's issued and outstanding Common Stock immediately prior to the Effective Time shall be automatically reclassified and converted into 0.4 shares of Common Stock (the equivalent of a one-for-two-and-one-half (1:2.5) reverse stock split), with the number of authorized shares of Common Stock remaining unchanged at 100,000,000 shares. No fractional shares shall be issued in connection with the reverse stock split, and any fractional share resulting from the reverse stock split shall be rounded up to the next whole share.

The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: */s/ Bertram Hickman*
Authorized Officer

Name: Bertram Hickman, Special Secretary
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